July 22, 2019

EDGAR

United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Form N-CSR
John Hancock Bond Trust (the “Registrant”) on behalf of: John Hancock Government Income Fund John Hancock Investment Grade Bond Fund John Hancock High Yield Fund John Hancock ESG Core Bond Fund

File Nos. 2-66906; 811-3006

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to the Investment Company Act of 1940 and the Securities Exchange Act of 1934 is the Registrant’s Form N-CSR filing for the period ending May 31, 2019.

If you have any questions or comments regarding this filing, please contact the undersigned at (617) 663-4497.

Sincerely,

/s/ Salvatore Schiavone
Salvatore Schiavone
Treasurer